CEL-SCI CORPORATION
                              8229 Boone Blvd. #802
                                Vienna, VA 22182
                                 (703) 506-9460


                                  July 24, 2009


John L.Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Preliminary Proxy Statement
            File No. 01-11889


      In connection with the response of CEL-SCI Corporation to the Staff's comments to the Company's preliminary proxy statement.

      The Company understands that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very Truly Yours,

                                     /s/ Geert R. Kersten

                                     Geert R. Kersten, Chief Executive Officer